Filed Pursuant to Rule 433
Registration No. 333−136666
February 20, 2007

New Issue	STRUCTURED EQUITY PRODUCTS Indicative Terms

THE BEAR STEARNS COMPANIES INC. INVESTMENT HIGHLIGHTS
1 year term to maturity

Reverse Convertible Note Securities
•     Note offering linked to the common stock of IntercontinentalExchange, Inc. (the “Reference Asset”).
•     The Notes pay a fixed rate coupon of [18.00]% per annum, payable semi-annually in arrears. Each interest payment will equal one-half of the Coupon Rate times the principal amount of the Notes.
•     The Notes are a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•     Issue price for the Note offering: [100]% of principal amount ($1,000).
•     The Notes are not principal protected if: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset.
•     The Notes do not participate in the upside of the Reference Asset. Even if the Final Level of the Reference Asset exceeds the Initial Level of the Reference Asset, your return will not exceed the principal amount invested plus the coupon payments.

Reference Assets (for each of two separate Note offerings)	Symbol	Term to Maturity	Coupon Rate, per annum	Contingent Protection Percentage	Initial Public Offering Price
IntercontinentalExchange, Inc., common stock, traded on the NYSE	ICE	1-year	[18.00]%	[75]%	[100]%
BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS FOR THE NOTE OFFERINGS
This free writing prospectus relates to the offering of Notes linked to the common stock of IntercontinentalExchange, Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the Note offering relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or as to the suitability of an investment in the Note. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P).
PRINCIPAL AMOUNT OF OFFERING:	[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter.
REFERENCE ASSET:	The common stock of IntercontinentalExchange, Inc. (“ICE”), traded on the New York Stock Exchange, Inc. (“NYSE”) under the symbol “ICE.”
SELLING PERIOD ENDS:	February 20, 2007.
PRICING DATE:	February 20, 2007.
SETTLEMENT DATE:	February 23, 2007.
CALCULATION DATE:	February 20, 2008.
MATURITY DATE:	February 23, 2008.
COUPON RATE (PER ANNUM):	[18.00]% per annum, payable semi-annually.
CONTINGENT PROTECTION PERCENTAGE:	[75.00%].
CONTINGENT PROTECTION LEVEL:	[●] (Contingent Protection Percentage x Initial Level).
AGENT’S DISCOUNT:	[●]% , to be disclosed in the final pricing supplement.
CASH SETTLEMENT VALUE:
We will pay you 100% of the principal amount of your Notes, in cash, at maturity if either of the following is true: (i) the Trading Level of the Reference Asset never equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; or (ii) the Final Level of the Reference Asset is equal to or greater than the Initial Level of the Reference Asset.

However, if both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset. In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset. It is our intent to physically deliver the Reference Asset when applicable, but we reserve the right to settle the Notes in cash.

INTEREST PAYMENT DATES:	August 23, 2007 and February 23, 2008.
INITIAL LEVEL:	The Closing Price of the Reference Asset on the Pricing Date.
FINAL LEVEL:	The Closing Price of the Reference Asset on the Calculation Date.
EXCHANGE RATIO:	[●], i.e., $1,000 divided by the Initial Level (rounded down to the nearest whole number, with fractional shares to be paid in cash).
FRACTIONAL SHARE CASH AMOUNT:
AN AMOUNT IN CASH PER NOTE EQUAL TO THE FINAL LEVEL MULTIPLIED BY THE DIFFERENCE BETWEEN (X) $1,000 DIVIDED BY THE INITIAL LEVEL (ROUNDED TO THE NEAREST THREE DECIMAL PLACES), AND (Y) THE EXCHANGE RATIO.

CUSIP:	[073902LU0].
LISTING:	The Note will not be listed on any U.S. securities exchange or quotation system.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES
You should read this document together with the prospectus, dated August 16, 2006 (the “Prospectus”), as supplemented by the prospectus supplement, dated August 16, 2006 (the “Prospectus Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” and “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the Prospectus Supplement, as the Note involves risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Note. The Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows:

•	Prospectus Supplement, dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011011/a2172742z424b5.htm

•	Prospectus, dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

SELECTED RISK CONSIDERATIONS
The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections “Risk Factors” and “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset,” beginning on pages S-7 and S-14, respectively, in the Prospectus Supplement.

•
Suitability of Note for Investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Prospectus Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•

Not Principal Protected —The Notes are not principal protected. If both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset. In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset.

•	Return Limited to Coupon — Your return is limited to the principal amount you invested plus the coupon payments. You will not participate in any appreciation in the value of the Reference Asset.
•

No Secondary Market — Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for the outstanding Notes will be made in the future; nor can the prices of any such bids be predicted.

•

No Interest, Dividend or Other Payments — You will not receive any interest or dividend payments or other distributions on the stock comprising the Reference Asset; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•

Taxes — We intend to treat the Note as a put option written by you in respect of the Reference Asset and a deposit with us of cash in an amount equal to the issue price of the Note to secure your potential obligation under the put option, and we intend to treat the deposit as a short-term obligation for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because under certain circumstances the Notes may be outstanding for more than one year it is possible that the Notes may not be treated as short-term obligations, in which case the tax treatment of interest payments on the Notes is described in "U.S. Federal Income Tax Considerations -- Tax Treatment of U.S. Holders -- Tax Treatment of the Deposit on Notes with a Term of More Than a Year" in the prospectus supplement. Moreover, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

•

The Notes Are Subject to Equity Market Risks— The Notes involve exposure to price movements in the equity securities to which they are respectively linked. Equity securities price movements are difficult to predict, and equity securities may be subject to volatile increases or decreases in value.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

•
The Notes May be Affected by Certain Corporate Events and You Will Have Limited Antidilution Protection — Following certain corporate events relating to the underlying Reference Asset (where the underlying company is not the surviving entity), you will receive at maturity, cash or a number of shares of the common stock of a successor corporation to the underlying company, based on the Closing Price of such successor’s common stock. The Calculation Agent for the Notes will adjust the amount payable at maturity by adjusting the Initial Level of the Reference Asset, Contingent Protection Level, Contingent Protection Percentage and Exchange Ratio for certain events affecting the Reference Asset, such as stock splits and stock dividends and certain other corporate events involving an underlying company. However, the Calculation Agent is not required to make an adjustment for every corporate event that can affect the Reference Asset. If an event occurs that is perceived by the market to dilute the Reference Asset but that does not require the Calculation Agent to adjust the amount of the Reference Asset payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected.

INTEREST AND PAYMENT AT MATURITY

Interest. The interest rate for the Notes is designated on the cover of this free-writing prospectus. The interest paid will include interest accrued from the Original Issue Date to, but excluding, the relevant Interest Payment Date or Maturity Date. Interest will be paid to the person in whose name the Note is registered at the close of business on the Record Date before each Interest Payment Date. However, interest payable on the Maturity Date will be payable to the person to whom principal is payable. If the Interest Payment Date is also a day on which principal is due, the interest payable will include interest accrued to, but excluding, the stated Maturity Date.

Payment at Maturity. We will pay you 100% of the principal amount of your Notes, in cash, at maturity if either of the following is true: (i) the Trading Level of the Reference Asset never equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; or (ii) the Final Level of the Reference Asset is equal to or greater than the Initial Level of the Reference Asset.

However, if both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset.

In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset. It is our intent to physically deliver the Reference Asset when applicable, but we reserve the right to settle the Notes in cash.

We will (i) provide written notice to the Trustee and to the Depositary, on or prior to the Business Day immediately prior to the Maturity Date of the amount of cash or number of shares of the Reference Asset (and cash in respect of coupon and cash in respect of any fractional shares of the Reference Asset), as applicable, to be delivered, and (ii) deliver such cash or shares of the Reference Asset (and cash in respect of coupon and cash in respect of any fractional shares of the Reference Asset), if applicable, to the Trustee for delivery to you. The Calculation Agent shall determine the Exchange Ratio.

REFERENCE ASSET INFORMATION

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the Prospectus Supplement. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the company issuing the Reference Asset can be located by reference to the SEC file number provided below.

The summary information below regarding the company issuing the stock comprising the Reference Asset comes from such issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the Reference Asset with the SEC. Investors are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of the issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of the issuer.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

IntercontinentalExchange, Inc. (“ICE”)

IntercontinentalExchange, Inc.’s (“ICE”) common stock, par value $0.01 per share, trades on the NYSE under the symbol “ICE.” ICE is an electronic global futures and over-the-counter marketplace for trading a broad array of energy products. ICE also offers a variety of market data services for both futures and over-the-counter markets through its market data subsidiary. ICE’s SEC file number is 001-32671.

ILLUSTRATIVE EXAMPLES & HISTORICAL TABLES

The following are illustrative examples demonstrating the hypothetical amounts payable at maturity based on the assumptions outlined below. These examples do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Asset or of the movements that are likely to occur with respect to the Reference Asset. You should not construe these examples or the data included in the tables set forth below as an indication of the expected performance of any of the Notes. Some amounts are rounded and actual returns may be different.

IntercontinentalExchange, Inc. (“ICE”)

Assumptions:
•
Investor purchases $1,000 principal amount of Notes on the Pricing Date at the initial offering price of 100% and holds the Notes to maturity. No Market Disruption Events or Events of Default occur during the term of the Notes.

•	Initial Level: $ 155.00
•	Contingent Protection Percentage: 75%
•	Contingent Protection Level: $ 116.25 ($155.00 x 75%)
•	Exchange Ratio: 6 ($1,000/$155.00)
•	Coupon: 18.00% per annum, paid semi-annually.
•
The reinvestment rate on any interest payments made during the term of the Notes is assumed to be 0%. The one-year total return on a direct investment in the Reference Asset is calculated below prior to the deduction of any brokerage fees or charges. Both a positive reinvestment rate, or the incurrence of any brokerage fees or charges, would increase the total return on the Notes relative to the total return of the Reference Asset.

•	Assumes cash settlement at maturity.
•	Maturity: One year.
•	Dividend and dividend yield on the Reference Asset: No dividend distributed.

Example 1 - On the Calculation Date, the Final Level of $186.00 is greater than the Initial Level, resulting in a principal payment at maturity of $1,000, regardless of whether the Contingent Protection Level was ever reached or breached, plus two interest payments of $90.00, for payments totaling $1,180.00. If you had invested directly in the Reference Asset for the same one-year period, you would have received total cash payments of $1,200.00 (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level. You would have earned a 18.00% return with an investment in the Notes and a 20.00% return with a direct investment in the Reference Asset.

Example 2 - On the Calculation Date, the Final Level of $139.50 is below the Initial Level, but the Trading Level never equaled or fell below the Contingent Protection Level. As discussed in example 1 above, an investor would receive total payments of $1,180.00, earning a 18.000% return over the term of the Notes. A direct investment in the Reference Asset during that same one-year time period would have generated a return of $900.00 (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level. You would have earned a 18.00% return with an investment in the Notes and incurred a loss of 10.00% with a direct investment in the Reference Asset.

Example 3 - On the Calculation Date, the Final Level of $100.75 is below the Initial Level and also is below the Contingent Protection Level. At our election, an investor would receive a cash payment in the amount of $650.00 plus two interest payments of $90.00, for payments totaling $830.00. If you had invested directly in the Reference Asset for the same one-year period, you would have received total cash payments of $650.00 (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level. An investment in the Notes would have resulted in a loss of 17.00%, while a direct investment in the Reference Asset would have resulted in a loss of 35.00%.
BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Table of Hypothetical Cash Settlement Values

Assumes the Trading Level Never Equals or Falls Below the Contingent Protection Level Before the Calculation Date
		Investment in the Notes			Direct Investment in the Reference Asset
Initial Level	Hypothetical Final Level	Cash Settlement Value	Total Coupon Payments (in % Terms)	1-year Total Return	Percentage Change in Value of Reference Asset	Dividend Yield	1-year Total Return
155.00	201.50	$1,000.00	18.00%	18.00%	30.00%	0.00%	30.00%
155.00	193.75	$1,000.00	18.00%	18.00%	25.00%	0.00%	25.00%
155.00	186.00	$1,000.00	18.00%	18.00%	20.00%	0.00%	20.00%
155.00	178.25	$1,000.00	18.00%	18.00%	15.00%	0.00%	15.00%
155.00	170.50	$1,000.00	18.00%	18.00%	10.00%	0.00%	10.00%
155.00	162.75	$1,000.00	18.00%	18.00%	5.00%	0.00%	5.00%
155.00	155.00	$1,000.00	18.00%	18.00%	0.00%	0.00%	0.00%
155.00	147.25	$1,000.00	18.00%	18.00%	-5.00%	0.00%	-5.00%
155.00	139.50	$1,000.00	18.00%	18.00%	-10.00%	0.00%	-10.00%
155.00	131.75	$1,000.00	18.00%	18.00%	-15.00%	0.00%	-15.00%

Table of Hypothetical Cash Settlement Values

Assumes the Trading Level Does Equal or Fall Below the Contingent Protection Level Before the Calculation Date
		Investment in the Notes			Direct Investment in the Reference Asset
Initial Level	Hypothetical Final Level	Cash Settlement Value	Total Coupon Payments (in % Terms)	1-year Total Return	Percentage Change in Value of Reference Asset	Dividend Yield	1-year Total Return
155.00	193.75	$1,000.00	18.00%	18.00%	25.00%	0.00%	25.00%
155.00	186.00	$1,000.00	18.00%	18.00%	20.00%	0.00%	20.00%
155.00	178.25	$1,000.00	18.00%	18.00%	15.00%	0.00%	15.00%
155.00	170.50	$1,000.00	18.00%	18.00%	10.00%	0.00%	10.00%
155.00	162.75	$1,000.00	18.00%	18.00%	5.00%	0.00%	5.00%
155.00	155.00	$1,000.00	18.00%	18.00%	0.00%	0.00%	0.00%
155.00	147.25	$950.00	18.00%	13.00%	-5.00%	0.00%	-5.00%
155.00	139.50	$900.00	18.00%	8.00%	-10.00%	0.00%	-10.00%
155.00	131.75	$850.00	18.00%	3.00%	-15.00%	0.00%	-15.00%
155.00	124.00	$800.00	18.00%	-2.00%	-20.00%	0.00%	-20.00%
155.00	116.25	$750.00	18.00%	-7.00%	-25.00%	0.00%	-25.00%
155.00	108.50	$700.00	18.00%	-12.00%	-30.00%	0.00%	-30.00%
155.00	100.75	$650.00	18.00%	-17.00%	-35.00%	0.00%	-35.00%
155.00	93.00	$600.00	18.00%	-22.00%	-40.00%	0.00%	-40.00%
155.00	85.25	$550.00	18.00%	-27.00%	-45.00%	0.00%	-45.00%
155.00	77.50	$500.00	18.00%	-32.00%	-50.00%	0.00%	-50.00%
155.00	69.75	$450.00	18.00%	-37.00%	-55.00%	0.00%	-55.00%

The following table sets forth on a per share basis the high and low Trading Levels, as well as end-of-quarter closing prices, for the Reference Asset during the periods indicated below. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close	Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
December 30, 2005	44.21	26.00	36.35	September 29, 2006	77.92	51.77	75.07
March 31, 2006	73.59	36.00	69.05	December 29, 2006	113.85	72.15	107.90
June 30, 2006	82.40	45.27	57.94	January 3, 2007 to February 16, 2007	158.05	108.15	155.70

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary supplements the section entitled “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith but is subject to the limitations and qualifications set forth therein. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion, when read together with the section entitled, “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement, summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, the Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the Reference Assets to you at maturity for an amount equal to the principal amount of the Note, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the principal amount of the Note and the value of the Reference Assets otherwise deliverable under the Put Option), and a deposit with us of cash (the “Deposit”) in an amount equal to the “issue price” (as described in the prospectus supplement) of your Notes to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. The description below of the Reference Asset includes a chart that indicates the portion of each interest payment that represents the yield on the Deposit and the Put Premium, assuming that the issue price of the Notes is par. You may contact Bill Bamber at (212) 272-6635 for the issue price of the Notes.

We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations —Tax Treatment of the Deposit on Notes with a Term of One Year or Less” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations. However, because under certain circumstances the Notes may be outstanding for more than one year it is possible that the Notes may not be treated as short-term obligations, in which case the tax treatment of interest payments on the Notes is described in "U.S. Federal Income Tax Considerations -- Tax Treatment of U.S. Holders -- Tax Treatment of the Deposit on Notes with a Term of More Than a Year" in the prospectus supplement.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as short-term obligations rather than a Put Option and a Deposit.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Reference Asset	Term to Maturity	Coupon Rate, per annum	Yield on the Deposit, per Annum	Put Premium, per Annum
IntercontinentalExchange, Inc.	1-year	[18.00]%	[5.322]%	[12.68]%

BEAR, STEARNS & CO. INC.